UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 5 March, 2013
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
(“Gold Fields” or “the Company”)
DEALINGS IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY
Reference is made to the announcement issued on SENS on 26 February 2013 in respect of the dealings in securities by a director of a major subsidiary of the Company.
The dealings in securities referred to were discretionary trades erroneously entered into on behalf of a director of a subsidiary of the Company. The trades were not executed and have subsequently been cancelled.
Johannesburg
27 February 2013
Sponsor: JP Morgan
Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 5 March 2013
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer